UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )

Insu Acquisition Corp. III

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

457817302

(CUSIP Number)

December 31, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**	Reflects the CUSIP number for the Issuer’s units, each consisting of one Class A Common Stock and one-third of one redeemable warrant.

CUSIP No. 457817302	SCHEDULE 13G	Page 2 of 5 Pages

1	NAME OF REPORTING PERSON Aristeia Capital, L.L.C. (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,258,877 (2)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 1,258,877 (2)
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,258,877
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.04% (3)
12	TYPE OF REPORTING PERSON* IA, OO

(1)	Aristeia Capital, L.L.C. is the investment manager of, and has voting and investment control with respect to the securities described herein held by, one or more private investment funds.
(2)	Includes shares of Class A Common Stock underlying Units, each Unit comprising 1 share of Class A Common Stock and one-third of one redeemable warrant.
(3)

Based on 25,000,000 shares of Class A Common Stock of the Issuer outstanding following the consummation of the Issuer’s initial public offering, as reported in the Issuer’s Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on December 23, 2020.

CUSIP No. 457817302	SCHEDULE 13G	Page 3 of 5 Pages

Item 1(a).	Name of Issuer:

Insu Acquisition Corp. III

Item 1(b).	Address of Issuer’s Principal Executive Offices:

2929 Arch Street Suite 1703 Philadelphia, PA 19104

Item 2(a).	Name of Person Filing.

Item 2(b).	Address of Principal Business Office or, if None, Residence.

Item 2(c).	Citizenship.

Aristeia Capital, L.L.C. One Greenwich Plaza, 3rd Floor Greenwich, CT 06830 Delaware limited liability company

Item 2(d).	Title of Class of Securities:

Class A Common Stock, par value $0.0001 per share

Item 2(e).	CUSIP Number:

457817302 (See note on Cover Page)

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

☒ An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E).

Item 4.	Ownership.

The following is information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1 as of 12/31/2020.

Items 5-9 and 11 of the cover page to this Schedule 13G are incorporated herein by reference. :

(a) Amount beneficially owned: 1,258,877 shares of Class A Common Stock, which includes shares of Class A Common Stock underlying Units, each Unit comprising 1 share of Class A Common Stock and one-third of one redeemable warrant.

(b) Percent of Class: 5.04%

(c) Number of shares as to which such person has:

(i) sole power to vote or direct the vote: 1,258,877

(ii) shared power to vote or direct the vote: 0

(iii) sole power to dispose or direct the disposition of: 1,258,877

(iv) shared power to dispose or direct the disposition of: 0

CUSIP No. 457817302	SCHEDULE 13G	Page 4 of 5 Pages

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable

Item 8.	Identification and Classification of Members of the Group.

Not Applicable

Item 9.	Notice of Dissolution of Group.

Not Applicable

Item 10.	Certification.

Certification pursuant to §240.13d-1(b):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 457817302	SCHEDULE 13G	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 2/16/2021

ARISTEIA CAPITAL, L.L.C.

By:	/s/ Andrew B. David
Name: Andrew B. David
Title: Chief Operating Officer